

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

May 23, 2014

VIA U.S. MAIL AND FACSIMILE

Paula Minella, Esq.
John Hancock Financial Services, Inc.
John Hancock Place
Post Office Box 111
Boston, Massachusetts 02117

RE: John Hancock Life Insurance Company (U.S.A.):
John Hancock Life Insurance Company (U.S.A.) Separate Account A
 "Simplified Life" (National Version)
Initial Registration Statement filed on Form N-6
File Nos. 811-4834 and 333-194818

John Hancock Life Insurance Company of New York:
John Hancock Life Insurance Company of New York
Separate Account B
 "Simplified Life" (NY Version)
Initial Registration Statement filed on Form N-6
File Nos. 811-8329 and 333-194819

Dear Ms. Minella:

The staff reviewed the above-referenced initial registration statements, which the Commission received on March 26, 2014. Based on our review of the National Version, we have the following comments, which unless indicated otherwise apply to both filings.

Page references unless indicated otherwise are to the pages of the marked courtesy copy of the National Version provided to the staff, and Item references are to the Item numbers set forth in Form N-6.

GENERAL

1.   Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company's guarantees.

2.   The term "investment account" is a defined term in the prospectus. The registrant also uses the term "account" in certain sections of the prospectus (e.g., page 10). Wherever possible, please use the defined term "investment account" rather than "account" in order to avoid the mistaken impression that these are distinct concepts.

3. Please make conforming changes to both filings to reflect the Commission staff's comment letter, dated April 16, 2014, on the John Hancock Life Insurance Company (U.S.A.) Separate Account A prospectus filed under File No. 333-193994 and the John Hancock Life Insurance Company of New York Separate Account B prospectus filed under File No. 333-193995, as applicable.

4. Please consider adding a glossary.

PROSPECTUS

5. **Summary of policy risks (page 6)**

    a. As with the other risks discussed in the summary, please summarize the market timing and disruptive trading risks on page 6 and then provide a cross-reference to the more detailed discussion of the risks to be provided later in the prospectus, *e.g.*, page 33.

    b. In doing so and subject to further staff review, please ensure that all disclosure required by Item 6(f) is provided.

6. **Fee Tables (page 8)**

    a. In the first paragraph of the preamble on page 8, please retain the first sentence but delete the remainder of the paragraph as such additional disclosure does not appear to be a modified narrative explanation as contemplated by Item 3. *See* Instruction 1(b) to Item 3. Instead, please provide the footnote requested in comment b. below.

    Please also revise "buying and owning" to "buying, owning, and surrendering."

    b. For the surrender charge and all other charges in all three tables that depend on a policy owner's characteristics, please provide an appropriate footnote as required by Instruction 3(b) of Item 3, that discloses that the charges shown in the table may not be representative of the charge that a particular policy owner will pay and how an owner may obtain more information about the particular cost that would apply to him or her.

    c. For the surrender charge and all other charges that provide for a maximum and minimum charge, the maximum charge should always appear first and precede the minimum and representative charge.

    d. Please reconcile the fact that the Guaranteed Rate for the minimum charge for the Cost of Insurance on page 9 is higher than its Current Rate.

e.   Please note that in footnote 1, the Guaranteed Rate and the Current Rate for the Minimum charge and the Maximum charge in the chart should be based on the same person. Please revise accordingly.

f.   Please add a footnote to the asset-based risk charge on the "Periodic Charges Other than Fund Operating Expenses" table to explain that the asset-based risk charge is not currently imposed and that it would apply only to that portion of policy value held in the investment accounts.

g.   It appears that the end dates of the contractual waivers described in the footnotes to the individual "Portfolio Annual Expenses" table beginning on page 11 have not been updated. Please revise accordingly.

7.   **Detailed Information – Table of Investment Options and Investment Subadvisers (page 15)**

Please revise the caption for the second column of the table beginning on page 16 to refer to the investment adviser and any applicable subadviser rather than to "Portfolio Manager." Item 4(c)(3).

8.   **Description of John Hancock USA (page 24)**

a.   For the NY Version, please revise the prospectus as necessary to reflect that John Hancock NY is licensed only to do business in New York. For examples, though not exhaustive, please note the following disclosure:

      i.   The second sentence under "Optional supplementary benefit riders" on page 5 of the NY Version.

      ii.   The third to last sentence of the last paragraph preceding "Repayment of policy loans" on page 30 of the NY Version.

      iii.   The last paragraph under "Other charges we could impose in the future" on page 33 of the NY Version.

b.   For the NY Version, please confirm that "MFC" is accurately identified as the holding company of Manulife Financial on page 22 of the NY Version.

9.   **The death benefit (page 25)**

Please disclose in plain English the potential benefits and risks associated with changing the death benefit from Option 2 to Option 1.

10.   **Death during grace period (page 31)**

Please clarify the meaning of "insurance benefit."

11.   Surrender and withdrawals (page 34)

a.   The third sentence under "Withdrawals" states: "If the withdrawal results in a reduction in Face Amount, a charge equal to a pro-rata portion of any surrender charge will be applied during the surrender charge period." However, the example on page 35 indicates that a surrender charge is applied only if the withdrawal would reduce the Face Amount to less than the initial Face Amount at the time of issue (e.g., the "Face Amount issued"). Please reconcile this disclosure.

If a surrender charge applies only to a withdrawal that reduces the "Face Amount issued", please make corresponding changes to the other sections of the prospectus that describe the surrender charge, as necessary (e.g., pages 24 and 37).

b.   It is unclear how a withdrawal could result in a reduction in Face Amount under death benefit Option 2. Please explain how a withdrawal could result in a reduction in Face Amount under death benefit Option 2 or clarify that only a withdrawal under death benefit Option 1 could result in a reduction in Face Amount.

12.   Policy Loans (page 35)

a.   Please confirm that no special instructions are required when submitting a payment to be used as a loan repayment or provide additional disclosure as appropriate.

b.   Please disclose the timeline for processing loan repayments (e.g., next business day).

c.   Under "Effects of policy loans", please make clear that taking out a loan on the policy also increases the risk that the policy will lapse because it decreases the amount available to pay the charges of the policy when due.

13.   Description of charges at the policy level (page 36)

a.   In addition to disclosing the consideration received in exchange for a particular charge, please also specify the applicable charge, *e.g.*, loan interest rate and transfer fee at the top of page 37 rather than cross-referencing to another part of the prospectus. Item 5(a).

b.   The explanation of the calculation of the surrender charge on page 37 is confusing. Please revise the example to more clearly explain how the values for (a) and (b) are calculated.

14.   Please confirm that disclosure under "Tax considerations" beginning on page 47 is current.

STATEMENT OF ADDITIONAL INFORMATION

15.   Rather than refer the reader to the prospectus for the address and telephone number to obtain a copy of the prospectus, please provide the information on the front cover page of the statement of additional information.

16.   Please revise the period ended date in "Independent registered public accounting firm" on page 2.

PART C

17.   Please file any applicable custodian agreements as required by Item 26(b). Moreover, when including any agreements as exhibits, please file actual agreements, rather than forms of agreement when possible.

18.   Please provide the information and in the format required by Item 30(c).

19.   Financial Statements, Exhibits, and Certain Other Information

Any financial statements, exhibits, and any other required disclosure not included in this registration statement must be filed by pre-effective amendment to the registration statement.

20.   Representations

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

****

Responses to these comments should be made in a letter to the staff and in a pre-effective amendment to the registration statement. If you believe that you do not need to change the registration statement in response to a comment, please indicate that in the letter and explain your position.

Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After we have resolved all issues, the registrant and its underwriter must both request that the effective date of the registration statement be accelerated.

If you have any questions, please call me at (202) 551-6931. Additionally, copies of documents or letters filed on EDGAR may be emailed to me at walterj@sec.gov or transmitted by facsimile to (202) 772-9285. Any mail or deliveries should include a reference to zip code 20549-8629.

Sincerely,

/s/ Jamie Lynn Walter

Jamie Lynn Walter
Senior Counsel
Disclosure Review Office
Insured Investments